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                             July 12, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics LLC
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Context
Therapeutics LLC
                                                            Registration
Statement on Form S-1
                                                            Filed May 27, 2021
                                                            File No. 333-256572

       Dear Mr. Lehr:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Unit-Based Compensation, page 66

   1. Please address the following regarding your response dated July 1, 2021 to the prior comment in our letter
dated May 19, 2021:
                                                            Revise this section
to address the restricted member units granted during the periods presented.
                                                            Revise to clearly
disclose the vesting periods of the options and restricted member units granted
during 2021.
                                                            Revise this section
to disclose the proceeds per unit of the convertible preferred units sold in February
and March 2021, as well as the conversion ratio of these preferred units into common
stock.
 Martin Lehr
Context Therapeutics LLC
July 12, 2021
Page 2
             Tell us and disclose why the company decreased the exercise price of the awards granted on April 30, 2021 to $1.74 compared to the exercise price of $7.14 for the awards granted on February 18, 2021.
             Revise to more clearly disclose and tell us in greater detail how you determined that the estimated far value per common unit used for the February 18, 2021 and April 30,
           2021 awards was appropriate in light of the sales price of the convertible preferred units in February and March, 2021 and as a bridge to the initial public offering price.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameMartin Lehr
                                                            Division of
Corporation Finance
Comapany NameContext Therapeutics LLC
                                                            Office of Life
Sciences
July 12, 2021 Page 2
cc:       Ben A. Stacke, Esq.
FirstName LastName